Exhibit 12.1
American Airlines Group Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

Nine Months Ended September 30, 2018
Income before income taxes	$1,498
Add: Total fixed charges (per below)	1,570
Less: Interest capitalized	56
Total earnings before income taxes	$3,012
Fixed charges:
Interest	$851
Portion of rental expense representative of the interest factor	719
Total fixed charges	$1,570
Ratio of earnings to fixed charges	1.9